# La Perla Puerto Rican Cuisine
# Statement of Cash Flows
### January - December 2020

|  | Total |
| --- | ---: |
| **OPERATING ACTIVITIES** | |
| Net Income | 1,845.30 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -7,791.00 |
| Food Inventory | 948.62 |
| WF Credit Card 1873 | -121.24 |
| Bluevine Loan | -961.53 |
| Clover Tips | 3.77 |
| Knight Capital Loan 2/21/20 | 0.00 |
| Sales Tax Agency Payable | 2,928.40 |
| Square Loan | -3,333.34 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | -$ 8,326.32 |
| **Net cash provided by operating activities** | -$ 6,481.02 |
| **INVESTING ACTIVITIES** | |
| Furniture and Equipment | -17,511.63 |
| Leasehold Improvements | -48,575.00 |
| **Net cash provided by investing activities** | -$ 66,086.63 |
| **FINANCING ACTIVITIES** | |
| Paycheck Protection Program Loan Payable | 9,957.00 |
| SBA Loan | 110,900.00 |
| Member 1 Draws | -27,045.01 |
| **Net cash provided by financing activities** | $ 93,811.99 |
| **Net cash increase for period** | $ 21,244.34 |
| **Cash at beginning of period** | 6,504.65 |
| **Cash at end of period** | $ 27,748.99 |

Sunday, Feb 07, 2021 09:33:49 PM GMT-8